RANDGOLD RESOURCES INVESTMENT IN MALI TOPS US$300 MILLION

Bamako, Mali, 3 August 2004 (LSE:RRS) (Nasdaq:GOLD) - Randgold Resources' total investment in Mali is expected to exceed US$300 million in the course of this year as the new mine it is developing at Loulo takes shape.

Randgold Resources has been active in Mali for nearly ten years and has played a major part in the growth of the country's gold mining industry, currently ranked third in Africa. It discovered and developed the flagship Morila mine, in which it has retained a 40% stake, and is at present building the Loulo mine at a cost of some US$80 million. Morila itself has just completed a US$10 million expansion programme. The Company also recently succeeded in attracting
Australia's Resolute Mining to Mali to resuscitate the mothballed Syama mine. In the meantime, it continues to seek new deposits through its extensive exploration programmes, notably in the Morila and Loulo regions.

Chief executive Dr Mark Bristow said Randgold Resources had always had great confidence in Mali, both as a highly prospective region and as a stable, mining-friendly country. "Because of our belief in Mali we have continued to invest there in the lean times as well as the good. When the gold price dropped in the Nineties, for example, we maintained our aggressive exploration programmes while the other gold companies cut back or pulled out. Our consistent support for mining in Mali has delivered discoveries such as Morila and Yalea and has also produced a very productive relationship with the country's government and people," he said.

Bristow noted that aside from the substantial wealth directly created for Mali through gold mining, the country's economy was also benefiting greatly from such knock-on benefits as infrastructure development, job creation, the growth of feeder industries and social investment by the major mining companies.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive- Dr Mark Bristow -
+44 779 775 2288
Financial Director - Roger Williams -
+44 779 771 9660
Investor & Media Relations - Kathy du Plessis -
+27 11 728 4701   Cell: +27 (0) 83 266 5847
randgoldresources@dpapr.com
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Full information on the Company is available on the website at
www.randgoldresources.com
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         DISCLAIMER: Statements made in this document with respect to Randgold
Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it.
Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of reserves and mine life. For a discussion on such risk factors, refer to the annual report on
Form 20-F for the year ended 31 December 2003, which was filed with the
Securities Exchange Commission on 30 June 2004. Randgold Resources assumes no obligation to update information in this

release. Cautionary Note to US Investors: The United States Securities Exchange
Commission (the `SEC') permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as `proven and probable reserves' for the purposes of the
SEC's industry guide number 7.